SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 6)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Tektronix, Inc.

(Name of Subject Company)

Tektronix, Inc.

(Names of Person(s) Filing Statement)

Common Stock, no par value,

including the preferred share purchase rights attached thereto

(Title of Class of Securities)

879131100

(CUSIP Number of Class of Securities)

James F. Dalton

Sr. Vice President and General Counsel

Tektronix, Inc.

14200 SW Karl Braun Dr.

Beaverton, Oregon 97077

(503) 627-6700

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and

Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Henry H. Hewitt

Margaret Hill Noto

Stoel Rives LLP

900 SW Fifth Avenue, Suite 2600

Portland, Oregon 97204-1268

(503) 224-3380

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 to the Schedule 14D-9 (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on November 21, 2007, amends and supplements the Schedule 14D-9 filed with the SEC on October 19, 2007, as subsequently amended (the “Schedule 14D-9”) by Tektronix, Inc., an Oregon corporation. The Schedule 14D-9 relates to a tender offer by Raven Acquisition Corp., an Oregon corporation and an indirect wholly owned subsidiary of Danaher Corporation, a Delaware corporation, disclosed in a Tender Offer Statement on Schedule TO, dated October 18, 2007, to purchase all of the outstanding shares of the common stock of Tektronix, at a purchase price of $38.00 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 18, 2007 (as amended or supplemented from time to time) and in the related Letter of Transmittal (as amended or supplemented from time to time).

The information in the Schedule 14D-9 is incorporated in this amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented with the addition of the following at the end of Item 8(j):

“The subsequent offering period of the Offer expired at 11:59 pm, Eastern Time, on Tuesday, November 20, 2007. Computershare Trust Company, N.A., the depositary for the Offer, advised Parent and Purchaser that, as of such time, an aggregate of approximately 69,094,604 million shares of Common Stock (excluding shares that had previously been tendered pursuant to guaranteed delivery procedures and that were not actually delivered) were validly tendered into, and not withdrawn from, the Offer and subsequent offering period, representing approximately 90.3% of the outstanding shares of Common Stock. Purchaser has accepted for payment all tendered shares of Common Stock that were validly tendered and not withdrawn, and payment has been made or will be made promptly for such shares, in accordance with the terms of the Offer. On November 21, 2007, Parent and the Company issued a press release announcing the results of the Offer as of the expiration of the subsequent offer period. A copy of the press release is filed as Exhibit (a)(14) hereto and is incorporated by reference.

The closing of the Merger occurred on November 21, 2007. In the Merger, each outstanding share of Common Stock not tendered and accepted for payment in the Offer (except for shares of Common Stock held by the Parent or Purchaser and certain restricted shares) was converted into the right to receive the Offer Price, without interest. The Company is the surviving corporation in the Merger and has become a wholly-owned subsidiary of Parent. The Common Stock has ceased to be traded on the NYSE. On November 21, 2007, Parent issued a press release announcing the closing of the Merger. A copy of the press release is filed as Exhibit (a)(15) hereto and is incorporated by reference.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

(a)(14) Text of Joint Press Release issued by Parent and Tektronix on November 21, 2007 (incorporated by reference to Exhibit (a)(13) to the Schedule TO-T/A filed by Parent and Purchaser on November 21, 2007).

(a)(15) Text of Press Release issued by Parent on November 21, 2007 (incorporated by reference to Exhibit (a)(14) to the Schedule TO-T/A filed by Parent and Purchaser on November 21, 2007).

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

TEKTRONIX, INC.

By:	/s/ James F. Dalton
Name:	James F. Dalton Senior Vice President, Corporate Development
Dated:	November 21, 2007